FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November, 2011

Commission File Number: 001-02413

Canadian National Railway Company
(Translation of registrant’s name into English)

935 de La Gauchetiere Street West
Montreal, Quebec
Canada  H3B 2M9
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ____	Form 40-F X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ____	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ____	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ____	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Canadian National Railway Company

Table of Contents

Item

1.	Press Release dated November 7, 2011 entitled, "CN announces US$700-million debt offering.”

Item 1

North America’s Railroad

NEWS RELEASE

CN announces US$700-million debt offering

MONTREAL, Nov. 7, 2011 — CN (TSX: CNR) (NYSE: CNI) today announced a public two-tranche debt offering of US$700 million, comprised of US$300 million 1.45% Notes due 2016, and US$400 million 2.85% Notes due 2021. CN expects to close the offering on Nov. 15, 2011.

CN plans to use the net proceeds from the offering to repay all of its outstanding commercial paper and for general corporate purposes, including the partial financing of its share repurchase program.

The debt offering is being made in the United States under the shelf registration statement CN filed on Nov. 4, 2011. Book-running managers of the debt offering are Citigroup Global Markets Inc. and J.P. Morgan Securities LLC. Other managers are Merrill Lynch, Pierce, Fenner & Smith Incorporated, Wells Fargo Securities, LLC, BMO Capital Markets Corp., BNP Paribas Securities Corp., RBC Capital Markets, LLC, Scotia Capital (USA) Inc. and TD Securities (USA) LLC.

A copy of the prospectus supplement and the accompanying prospectus for the offering may be obtained by contacting Citigroup Global Markets Inc., Brooklyn Army Terminal, 140 58th Street, 8th floor, Brooklyn, N.Y., 11220, toll free: 1-877-858-5407; or J.P. Morgan Securities LLC, 383 Madison Avenue, New York, N.Y., 10179, collect: 1-212-834-4533.

Forward-Looking Statements

Certain information included in this news release constitutes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and under Canadian securities laws. CN cautions that, by their nature, these forward-looking statements involve risk, uncertainties and assumptions, including with respect to the timing and completion of the proposed debt offering referred to in this release, which is subject to customary termination rights and closing conditions. CN cautions that its assumptions may not materialize and that the current economic conditions render such assumptions, although reasonable at the time they were made, subject to greater uncertainty.

Important risk factors that could affect the above forward-looking statements include, but are not limited to, the effects of general economic and business conditions, industry competition, inflation, currency and interest rate fluctuations, changes in fuel prices, legislative and/or regulatory developments, compliance with environmental laws and regulations, actions by regulators, various events which could disrupt operations, including natural events such as severe weather, droughts, floods and earthquakes, labor negotiations and disruptions, environmental claims, uncertainties of investigations, proceedings or other types of claims and litigation, risks and liabilities arising from derailments, and other risks and assumptions detailed from time to time in reports filed by CN with securities regulators in Canada and the United States. Reference should be made to “Management’s Discussion and Analysis” in CN’s annual and interim reports, Annual Information Form and Form 40-F filed with Canadian and U.S. securities regulators for a summary of major risks and assumptions.

CN assumes no obligation to update or revise forward-looking statements to reflect future events, changes in circumstances, or changes in beliefs, unless required by applicable Canadian securities laws. In the event CN does update any forward-looking statement, no inference should be made that CN will make additional updates with respect to that statement, related matters, or any other forward-looking statement.

CN – Canadian National Railway Company and its operating railway subsidiaries – spans Canada and mid-America, from the Atlantic and Pacific oceans to the Gulf of Mexico, serving the ports of Vancouver, Prince Rupert, B.C., Montreal, Halifax, New Orleans, and Mobile, Ala., and the key metropolitan areas of Toronto, Buffalo, Chicago, Detroit, Duluth, Minn./Superior, Wis., Green Bay, Wis., Minneapolis/St. Paul, Memphis, and Jackson, Miss., with connections to all points in North America.

Contacts:
Media	Investment Community
Mark Hallman	Robert Noorigian
Director	Vice-President
Communications & Public Affairs	Investor Relations
(905) 669-3384	(514) 399-0052

SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Canadian National Railway Company

Date: November 7, 2011	By:	/s/ Cristina Circelli
		Name:	Cristina Circelli
		Title:	Deputy Corporate Secretary and General Counsel